Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Disclosure of Nonpublic Holdings”, “Other Service Providers” and “Financial Statements” in the Statement of Additional Information, each dated May 1, 2022, and each included in this Amendment No. 37 to the Registration Statement (Form N-1A, File No. 333-88343) of American Beacon Select Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated Februrary 28, 2022, with respect to the financial statements and financial highlights of American Beacon U.S. Government Money Market Select Fund (one of the funds constituting American Beacon Select Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

April 29, 2022